MCLAUGHLIN & STERN, LLP

STEVEN W. SCHUSTER
Partner
Direct Phone: (212) 448-6216
Direct Fax: (800) 203-1556
E-Mail: sschuster@mclaughlinstern.com

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NEW YORK, NEW YORK 10016
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Fax (845) 677-0097

March 20, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Tabatha Akins, Staff Accountant
Division of Corporation Finance

Re: **GFR Pharmaceuticals Inc.
Item 4.01 Form 8-K
Filed March 4, 2009
File No. 000-27959**

Dear Ms. Akins:

In accordance with your letter of March 5, 2009, I am authorized on behalf of GFR Pharmaceuticals, Inc. to acknowledge that:

1.   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any further questions.

Very truly yours,



Steven W. Schuster

SWS/kmh